Filed by PhotoMedex, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 of
the Securities Exchange Act of 1934

Letter to PhotoMedex Stockholders
dated February 8, 2005

Subject Company: ProCyte Corporation
Commission File No. 0-18044

This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2004 (the "Merger Agreement"), by and among PhotoMedex, Inc. ("PhotoMedex"), Gold Acquisition Corp., a wholly owned subsidiary of PhotoMedex, and ProCyte Corporation ("ProCyte"). The Merger Agreement is on file with the Securities and Exchange Commission (the "SEC"), as part of the joint proxy statement/prospectus filed by each of PhotoMedex and ProCyte with the SEC on January 21, 2005, which is incorporated by reference into this filing.

The following is a letter first sent on or about February 14, 2005 by PhotoMedex to certain beneficial holders of PhotoMedex common stock.

* * * *

PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, Pennsylvania 18936

IMPORTANT REMINDER TO VOTE YOUR PROXY

February 8, 2005

Dear PhotoMedex Shareholder:

Our records indicate your vote has not yet been received for the Special Meeting of Shareholders of PhotoMedex to be held at 147 Keystone Drive, Montgomeryville, Pennsylvania on Thursday, March 3, 2005 at 9:00 a.m. Eastern time. Please take a moment right now to ensure that your shares are represented at this important meeting.

At the Special Meeting, you will be asked to approve the issuance of common stock pursuant to the agreement and plan of merger between Gold Acquisition Corporation, a wholly owned subsidiary of PhotoMedex, and ProCyte Corporation (the "Merger"). You will also be asked to approve the adjournment of the Special Meeting if necessary and to increase the number of shares available under the PhotoMedex 2000 Stock Option Plan.

*PLEASE VOTE YOUR SHARES TODAY*

In order to ensure that every shareholder has an opportunity to vote his or her shares, no matter how few or how many shares you may own, we are enclosing an additional proxy card that will allow you to exercise your rights as a shareholder.

The Board of Directors has determined that the Merger is in the best interests of the shareholders of PhotoMedex, Inc., and recommends that you vote "For" the proposal to approve the Merger as well as the proposal to adjourn the meeting if necessary and to amend the stock option plan.

The potential benefits of the Merger for PhotoMedex and its shareholders are described in detail in the joint proxy statement/prospectus. These potential benefits include the following:

•	ProCyte's presence in the skin health and hair care products market would present a growth opportunity for PhotoMedex to market its existing products;

•	the addition of ProCyte's sales and marketing personnel would present an opportunity for PhotoMedex to enhance its ability to market the XTRAC excimer laser;

•	the addition of ProCyte's operations and existing cash balances would enhance PhotoMedex's operating results and balance sheet following the completion of the merger;

Please vote by Telephone or by Internet Today pursuant to the instructions enclosed. Remember - every share and every vote counts! Alternatively, you may sign, date and mail your proxy card in the envelope provided. If you have any questions, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Thank you in advance for voting promptly.

Sincerely,

/s/ Jeffrey F. O'Donell
Jeffrey F. O'Donell
President and Chief Executive Officer
PhotoMedex, Inc.

SAFE HARBOR STATEMENT

This filing contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results of ProCyte Corporation ("ProCyte") and PhotoMedex, Inc. ("PhotoMedex") and the proposed acquisition of ProCyte by PhotoMedex.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that ProCyte's business will not be integrated successfully with that of PhotoMedex, costs related to the merger, failure of the ProCyte or PhotoMedex stockholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in PhotoMedex's and ProCyte's respective filings with the SEC, including the joint proxy statement/prospectus. PhotoMedex and ProCyte are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed merger, on January 21, 2005, PhotoMedex filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4/A (No. 333-121864), a joint proxy statement/prospectus of PhotoMedex and ProCyte and other relevant materials regarding the proposed merger transaction. The joint proxy statement/prospectus has been sent to the security holders of PhotoMedex and ProCyte seeking their approval of the proposed transaction. We urge you to read the joint proxy statement/prospectus filed by PhotoMedex with the SEC and the other relevant materials filed by PhotoMedex or ProCyte with the SEC before voting or making any investment decision with respect to the proposed transaction, because they contain important information about PhotoMedex, ProCyte and the proposed transaction. You may obtain a free copy of these materials and other documents filed by PhotoMedex or ProCyte with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by calling PhotoMedex's and PrtoCyte's joint proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885, from PhotoMedex, Inc., 147 Keystone Drive, Montgomeryville, PA 18936, Attn. Davis Woodward, Corporate Counsel, tel. no. (215) 619-3278, or from ProCyte Corporation, 8511 154th Avenue NE, Redmond, Washington 98052, Attn: Robert W. Benson, Corporate Secretary, or at (425) 869-1239, ext. 399. In addition, you may access copies of the joint proxy statement/prospectus and the documents filed with the SEC by

PhotoMedex on PhotoMedex's website at www.photomedex.com and copies of the documents filed with the SEC by ProCyte on ProCyte's website at www.procyte.com.

PhotoMedex, ProCyte, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of ProCyte and PhotoMedex with respect to the transactions contemplated by the merger agreement. A description of any interests that PhotoMedex's or ProCyte's directors and executive officers have in the proposed merger are described in the joint proxy statement/prospectus.